September 9, 2014

Re:	Affimed Therapeutics B.V.

Registration Statement on Form F-1

Registration No. 333-197097

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

In accordance with Rule 461 and Rule 430A under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4 p.m. Eastern Daylight Time on September 11, 2014 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2	September 9, 2014

Sincerely,

Affimed Therapeutics B.V.

By:	/s/ Adi Hoess	By:	/s/ Florian Fischer
Name:	Adi Hoess	Name:	Florian Fischer
Title:	Chief Executive Officer	Title:	Chief Financial Officer

Via EDGAR